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                                                                  Exhibit (d)(5)

                     THE INTERMEDIATE TERM FIXED INCOME FUND
                       A Series of Performance Funds Trust
                                 230 Park Avenue
                            New York, New York 10169

                                                                    May 19, 1992

Trustmark National Bank 248
East Capital Street Jackson,
Mississippi 39201

                     Investment Advisory Contract Supplement

Dear Sirs or Madams:

          This will confirm the agreement between Performance Funds Trust (the "Trust") and Trustmark National Bank (the "Adviser") as follows:

          The Intermediate Term Fixed Income Fund (the "Fund") is a series portfolio of the Trust which has been organized as a business trust under the laws of the State of Delaware and is an open-end management investment company. The Trust and the Adviser have entered into a Master Investment Advisory Contract, dated May 19, 1992 (as from time to time amended and supplemented, the "Master Advisory Contract"), pursuant to which the Adviser has undertaken to provide or make provision for the Trust for certain investment advisory and management services identified therein and to provide certain other services, as more fully set forth therein. Certain capitalized terms used without definition in this Investment Advisory Supplement have the meaning specified in the Master Advisory Contract.

          The Trust agrees with the Adviser as follows:

          1. Adoption of Master Advisory Contract. The Master Advisory Contract is hereby adopted for the Fund. The Fund shall be one of the "Funds" referred to in the Master Advisory Contract; and its shares shall be a "Series" of shares as referred to therein.

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          2. Payment of Fees. For all services to be rendered, facilities furnished and expenses paid or assumed by the Adviser as provided in the Master Advisory Contract and herein, the Fund shall pay a monthly fee on the first business day of each month, based upon the average daily value (as determined on each business day at the time set forth in the Prospectus for determining net asset value per share) of the net assets of the Fund during the preceding month, at the annual rate of .50%. Notwithstanding the foregoing, for the first six months of operations, the Adviser hereby agrees to receive as full compensation for all services rendered to the Fund a monthly fee based upon the average daily value of the net assets of the Fund calculated at the annual rate of 0.35%.

          3. Limitation of Expenses Paid by the Fund. (a) If the aggregate expenses of every character incurred by, or allocated to, a Fund in any fiscal year, other than interest, taxes, expenses under the Plan, brokerage commissions and other portfolio transaction expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and any extraordinary expenses (including, without limitation, litigation and indemnification expenses) but including the fees payable under the Master Administrative Services Contract and the fees provided for in paragraph 5 of the Master Advisory Contract ('includable expenses'), shall exceed the expense limitations applicable to the Fund imposed by state securities laws or regulations thereunder, as these limitations may be raised or lowered from time to time, the Fund may deduct from the fees to be paid to the Adviser, or the Adviser will bear, to the extent required by state law, that portion of such excess which bears the same relation to the total of such excess as the fee to be paid to the Adviser bears to the total fee otherwise payable for the fiscal year by the Fund pursuant to the Master Advisory Contract and the Master Administrative Services Contract between the Trust and the Administrator. The Adviser's obligation pursuant hereto will be limited to the amount of the fees payable for the fiscal year by the Fund pursuant to the Master Advisory Contract.

               (b) With respect to portions of a fiscal year in which this Contract shall be in effect, the limitation specified in subparagraph (a) of paragraph 3 above shall be prorated according to the proportion which that portion of the fiscal year bears to the full fiscal year. At the end of each month of the Trust's fiscal year, the Administrator will review the includable expenses accrued during that fiscal year to the end of the period and shall estimate the contemplated includable expenses for the balance of that fiscal year. If, as a result of that review and estimation, it appears likely that the includable expenses will exceed such limitation for a


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fiscal year with respect to the Fund, the monthly fees relating to that Fund payable to the Adviser under this Contract for such month shall be reduced, subject to the later adjustments at the end of each month through the end of the fiscal year to reflect actual expenses, by an amount equal to the proportionate share attributable to the Adviser as described in subparagraph (a) of paragraph 3 above of a pro rata portion (prorated on the basis of the remaining months of the fiscal year, including the month just ended) of the amount by which the includable expenses for the fiscal year (less an amount equal to the aggregate of actual reductions made pursuant to this provision with respect to prior months of the fiscal year) are expected to exceed such limitation. For purposes of the foregoing, the value of the net assets of the Fund shall be computed in the manner specified in the penultimate sentence of paragraph 5 of the Master Advisory Contract, and any payments required to be made by the Adviser shall be made once a year promptly after the end of the Trust's fiscal year.

          If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof.

                                        very truly yours,

                                        THE INTERMEDIATE TERM FIXED INCOME FUND, a Series of Performance Funds Trust


                                        By: /s/ John Pileggi
                                            ------------------------------------
                                        Title: President


The foregoing Contract is hereby
agreed to as of the date hereof:

TRUSTMARK RATIONAL BARK


By: /s/ Michael L. Allen
    ---------------------------------
Title: Sr. Vice-President


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